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                                                            Filed by Enron Corp.
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                             filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                                    Subject Company: Enron Corp.
                                               Commission File Number: 001-13159


                             MERGER FAQ'S (EXTERNAL)

     THE DEAL

     WHAT ARE THE DEAL TERMS?

         o        The transaction will constitute a stock for stock exchange.

         o The exchange ratio will be 0.2685. As an example, each 1,000 shares of Enron stock will be converted to 268 shares of the combined company plus cash for fractional shares upon closing.

         o Total outstanding shares of the combined company are expected to be approximately 700 million shares.

         o ChevronTexaco owns approximately 26 percent of Dynegy's outstanding common stock. ChevronTexaco will invest $1.5 billion in Dynegy immediately, and an additional $1 billion upon closing of the merger.

         o Dynegy will immediately invest $1.5 billion in cash in Enron's Northern Natural Gas subsidiary in exchange for preferred stock.

         o Enron will have immediate access to the $1.5 billion cash investment in Enron's Northern Natural Gas subsidiary.

     IS THIS FRIENDLY?
     Yes.

     IS THIS A MERGER OR A TAKEOVER?
     This is a merger.

     WHAT APPROVALS ARE REQUIRED?
     This merger will require SEC and FERC approvals, the approval of shareholders of both Enron and Dynegy, and expiration or termination of the Hart-Scott-Rodino waiting period. In addition, various approvals are required due to the ownership of Enron's and Dynegy's wholly owned subsidiaries.

     FROM A BUSINESS STANDPOINT ARE ENRON AND DYNEGY NOW ONE COMPANY?
     Not until closing, which may not occur for a number of months. Until that time we will continue to deal with one another on a commercial level as competitors, just as we have done in the past. In general, this means that we cannot share commercial information, coordinate commercial behavior, agree on prices, etc. We will act towards Dynegy the same way that we would act toward any other competitor.

     WHEN DO YOU EXPECT THE DEAL TO CLOSE?
     The transaction is expected to close by the end of Q3 2002.

     WHY DO YOU BELIEVE THIS IS THE BEST DEAL FOR SHAREHOLDERS?
     The board considered numerous options--stand-alone execution, private equity infusions, strategic partner infusion and a merger with a strategic partner. The Enron Board felt that the merger with Dynegy, coupled with the $1.5 billion equity investment, was the best opportunity for continued growth and shareholder value.

     HOW WILL YOU RESPOND IF OTHER ENTITIES EXPRESS AN INTEREST IN ACQUIRING THE COMPANY?

     The Enron Board has determined that this transaction is in the best interest of its shareholders, and has agreed to recommend the deal to its shareholders and not to approach, solicit or encourage offers from other parties. However, if the Enron Board receives an unsolicited offer that it determines is better for its shareholders than this transaction, Enron may terminate this transaction, pay the break-up fee, and pursue the competing bid.


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     WHAT IS THE BREAK UP FEE?
     The break-up fee, for either party, is $350 million if the merger agreement is terminated in certain limited circumstances. In addition, in connection with the $1.5 billion preferred stock investment in Enron's Northern Natural Gas subsidiary, Dynegy was granted the right to exchange its preferred stock position at Northern Natural Gas into the common stock of Enron under certain circumstances if the merger agreement is terminated.

     ARE THERE CONDITIONS UNDER WHICH THIS TRANSACTION CAN BE TERMINATED?
     The transaction provides limited circumstances under which the merger would not be consummated, including failure of the shareholders of either party to approve the transaction, failure to obtain regulatory approvals, the occurrence of a material adverse change, as defined in the merger agreement, to either party, and, of course, the mutual consent of the parties.

     WHAT IS THE OWNERSHIP STRUCTURE OF THE NEW COMPANY?
     On a converted basis, Enron shareholders will own approximately 36% of the new company, and Dynegy shareholders will own 64%. Post closing, the combined company is expected to have approximately 700 million shares outstanding.

     WHAT PERCENTAGE OF SHAREHOLDER VOTES IS REQUIRED TO APPROVE THE
     TRANSACTION?
     A majority of Enron shareholders must approve the transaction, and 2/3 of Dynegy shareholders must approve the transaction.

     WILL THIS BE A TAX-FREE TRANSACTION TO SHAREHOLDERS?
     Yes. As this is a stock for stock deal, the cost basis of stock in Enron will carry over to the converted stock basis in Dynegy shares.

     IS THE EXCHANGE RATIO SUBJECT TO ADJUSTMENT?
     The exchange ratio is subject to downward adjustment if Enron issues equity prior to the merger for less than the Dynegy common stock parity price.

     HAS A NEW MANAGEMENT TEAM BEEN IDENTIFIED?
     Chuck Watson - Chairman and CEO
     Steve Bergstrom - President and Chief Operating Officer
     Greg Whalley - Executive Vice President
     Robert Doty - Chief Financial Officer
     Watson, Bergstrom and Whalley will make up the combined company's Office of the Chairman.

     HAS DYNEGY COMPLETED DUE DILIGENCE? ARE THEY SATISFIED THAT THE POTENTIAL EXPOSURE IS MANAGEABLE?
     Dynegy has completed significant due diligence and there is no due diligence out as such. Dynegy was fully aware of the matters reported recently with respect to certain financial statement restatements and related party transactions.

     HOW WILL THE BOARD SEATS BE ALLOCATED?
     When the merger is complete, the board of directors of the combined company will be comprised of not more than 15 members. Dynegy's designees will include three from ChevronTexaco. Enron will have the right to designate a minimum of three board members.

     DO YOU EXPECT TO SELL ANY EXISTING BUSINESSES OF THE COMBINED COMPANY? Yes, but those decisions have not been finalized.

     HOW WILL THE MERGER IMPACT CUSTOMERS?
     We expect customers to benefit significantly from this combination. This combination provides a wider and more diverse platform to meet the energy needs of our customers with reliable delivery and predictable pricing. Customers will also benefit from broader supply-sources of the two companies.


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     WHAT CONCERNS MIGHT REGULATORS HAVE?
     We cannot speak for the regulators, but we do not anticipate any significant issues in obtaining the required approvals.

     IF THE MERGER DOESN'T GO THROUGH, WHAT WILL HAPPEN TO DYNEGY'S EQUITY STAKE IN NORTHERN NATURAL GAS?
     Dynegy has a right under certain circumstances to purchase an indirect 100% ownership interest in Northern Natural Gas, subject to Enron's right of repurchase. Under certain circumstances, Dynegy may convert its equity stake in Northern Natural Gas into an equity stake in Enron, in lieu of its right to purchase an indirect 100% interest in Northern Natural Gas.

     DOES THIS MEAN NORTHERN NATURAL GAS IS NO LONGER A PART OF ENRON?
     No. Northern Natural Gas will remain an important member of the Enron family. If the merger is terminated Dynegy has a right to acquire Northern Natural Gas, subject to a repurchase right of Enron.

     IS DYNEGY BUYING NORTHERN NATURAL GAS?
     No, Dynegy is buying a $1.5 billion preferred stock interest in Northern Natural Gas and acquiring an option to acquire 100% of Northern Natural Gas in certain circumstances if the merger is terminated.

     WHAT PERCENT OF NORTHERN NATURAL GAS WILL DYNEGY OWN?
     They will own preferred stock unless and until the merger is terminated and Dynegy exercises its right under certain circumstances to purchase 100% of Northern Natural Gas.

     WHO IS NORTHERN NATURAL GAS?
     Northern Natural Gas is Enron's largest interstate system with approximately 17,000 miles of natural gas pipeline in the U.S.

     FINANCIAL ISSUES

     WHY IS ENRON MERGING AT THIS PRICE?
     Enron's Board of Directors and management considered numerous options to best serve the interest of our shareholders, including:
         o        Stand-alone execution
         o        Private equity infusion
         o        Strategic partner infusion
         o        Merger with a strategic partner
     The Board and management feel strongly that a merger with Dynegy, which included an immediate infusion of $1.5 billion in cash, offered the best opportunity for continued growth and enhanced shareholder value.

     WHAT ARE THE PRO-FORMA BALANCE SHEET AND CASH FLOW OF THE COMBINED COMPANY? This information will be set forth in the joint proxy statement/prospectus to be filed in connection with the shareholders meeting to be held for the purpose of approving the merger.

     WHAT ARE THE EXPECTED COST SAVINGS FROM THE MERGER?
     We are not providing estimates at this time.

     WHAT DO YOU EXPECT THIS WILL DO TO ENRON'S DEBT RATINGS?
     We believe it will have a stabilizing effect.

     HAS ENRON CLOSED ON ITS $1 BILLION LOAN FROM JP MORGAN, CHASE AND CITIBANK? No, but we expect it will close in the near future as soon as final documentation is completed.

     HOW SOON DOES ENRON EXPECT TO FILE A PROXY STATEMENT?
     As soon as practicable.


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     WHEN DOES ENRON FILE ITS 10Q?
     The 10Q is scheduled to be filed on November 14.

     HAVE YOU DISCUSSED THE COMBINATION WITH THE RATING AGENCIES?
     Yes.  The preliminary assessment by the rating agencies has been positive.

     WHAT IS THE CALIFORNIA EXPOSURE OF THE COMBINED COMPANY?
     Dynegy and Enron have adequately reserved for any potential exposure from utilities in California. Dynegy and Enron are also active members of PG&E's creditors committee. As these exposures are adequately reserved, the companies do not expect the outcome to have any material impact on either company's ability to meet earnings.

     ENRON QUESTIONS

     IS THIS THE END OF ENRON?
     When the merger is complete, there will be one combined company named Dynegy Inc.

     WHAT ARE THE IMMEDIATE BUSINESS BENEFITS OF THE TRANSACTION?
     This deal confirms the value of Enron's core business and strengthens the company's liquidity. This transaction enables the shareholders of both companies to participate in the upside of the combined enterprise.

     WHAT WILL HAPPEN TO ENRONONLINE?
     It will continue as EnronOnline until the transaction closes.

     HOW WILL YOU TREAT PROPRIETARY TRADING INFORMATION PRIOR TO THE DEAL CLOSE? WHAT IMPACT WILL THIS HAVE ON COUNTERPARTY TRADING?
     Until the deal closes they remain separate companies and will keep confidential trading information confidential.

     WHAT WILL HAPPEN TO ENRON'S BROADBAND BUSINESS?
     Enron has written down its broadband business so what remains is the $600 million network. These assets are included in the transaction with Dynegy.

     WHAT WILL HAPPEN TO ENRON'S RETAIL BUSINESS?
     Enron Energy Services is included in the transaction with Dynegy.

     WHAT WILL HAPPEN TO ENRON'S PENDING ASSET SALES?
     The asset sales we have previously announced are scheduled to move forward.

     WHAT HAPPENS TO THE SEC INVESTIGATION?
     As we have from the beginning, Enron will continue to fully cooperate with the SEC investigation.

     WHAT HAPPENS TO THE LINES OF CREDIT ENRON TOOK OUT LAST WEEK?
     Enron drew down on $3 billion from existing credit lines and has obtained commitment letters on an additional $1 billion secured financing.

     WILL ANY ENRON EXECUTIVES HAVE A ROLE IN THE COMBINED COMPANY'S SENIOR MANAGEMENT TEAM?
     Yes, Greg Whalley will serve as Executive Vice President and will join Dynegy's Office of the Chairman when the transaction closes.

     WHAT HAPPENS TO KEN LAY?
     Ken Lay will remain as Chairman and CEO of Enron until the transaction closes. He will not join the Dynegy Office of the Chairman.


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     WILL ENRON COMPLETE ITS NEW BUILDING?
     Yes.

     WILL THIS AFFECT ENRON'S INNOVATION?
     A key strength of Enron and Dynegy has been their employees' innovation and we expect this to continue.

     WHAT WILL THIS DO TO OUR DEREGULATION EFFORTS?
     Both Enron and Dynegy share the belief in open markets and competition. We believe our deregulation efforts will continue.

     WILL THIS TRANSACTION AFFECT THE NEGOTIATIONS ON OUR INDIA POWER PROJECT? We do not expect it to.

     DYNEGY ISSUES

     DYNEGY PROFILE:
     Dynegy Inc. is a leading energy merchant and power generator in North America, the United Kingdom and Continental Europe. A Fortune 100 company, Dynegy in 2000 established its communications business, Dynegy Global Communications, which is engaged in providing network solutions and connectivity to wholesale customers worldwide.

     WILL DYNEGY KEEP ENRON'S BROADBAND ASSETS?
     Dynegy is committed to the broadband business but no determinations have been made regarding the future of these assets.

     DOES DYNEGY HAVE A RETAIL BUSINESS?
     Yes, currently Dynegy is in the retail business.

     WHAT IS CHEVRONTEXACO'S RELATIONSHIP TO THIS DEAL?
     ChevronTexaco owns approximately 26 percent of Dynegy's outstanding common stock. ChevronTexaco will invest $1.5 billion in Dynegy immediately and an additional $1 billion at the closing of the merger.

     WHAT RIGHTS DOES CHEVRONTEXACO HAVE TO BLOCK OR AFFECT THE DEAL? ChevronTexaco owns approximately 26 percent of Dynegy's outstanding common stock. ChevronTexaco has agreed to vote in favor of the deal.

     WHAT ARE DYNEGY'S EXPANSION PLANS?
     No determinations have been made at this time regarding Dynegy's expansion plans.

     COMBINED

     WHAT WILL THE NEW COMPANY'S NAME BE?
     The combined company will retain Dynegy's name.

     WHO WILL BE THE CEO OF THE NEW COMPANY?
     Chuck Watson, chairman and CEO of Dynegy Inc. will become the Chairman and CEO of the new entity.

     WHO WILL BE PRESIDENT?
     Steve Bergstrom, president and COO of Dynegy Inc. will become the President and COO of the new entity.


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     WILL THERE BE AN INTEGRATION TEAM?  WHO WILL BE ON IT?
     The integration process will be focused on designing a strong and efficient organization. Management from Enron and Dynegy will work together to ensure a smooth, efficient transition. Details of the make-up of the team have not yet been determined.

     ONCE THE MERGER IS COMPLETE, WILL THE NEW COMPANY LOOK AT SPLITTING REGULATED AND NON-REGULATED BUSINESSES?
     That is yet to be determined.

     WILL THE COMPANIES MERGE OFFICES AND WHERE?
     There are currently no plans to merge offices. Considering the size of a combined organization, however, office spaces will be evaluated at a later date.

     HOW DO YOU THINK THE TWO COMPANIES' CULTURES WILL WORK TOGETHER?
     Both companies share a commitment to innovation, customer satisfaction and community.

     COMMUNITY ISSUES

     WILL ENRON FIELD BE RENAMED?
     The combined company will determine this.

     WHAT HAPPENS TO THE NAMING RIGHTS?
     The combined company will assume the rights and obligations under the naming rights agreement.

     WILL THE ANALYST AND ASSOCIATE PROGRAM AT ENRON CONTINUE?
     As we bring both companies together, we will look into the possibility of combining both Dynegy's PACE program with Enron's Associate/Analyst program.

     IS ENRON'S CONTRIBUTION PROGRAM CONTINUING DURING THIS TIME?
     The contributions program will still be a focus for Enron, but we have curtailed new giving for now.

     WHAT DOES THIS MERGER MEAN FOR HOUSTON?
     We believe that it is positive for Houston because two premier energy companies will join forces and remain in the city.

     HOW MUCH DO ENRON AND DYNEGY CONTRIBUTE TO THE COMMUNITY? WHAT WILL HAPPEN TO THIS FIGURE?
     Enron currently contributes close to 1% of IBIT to the community each year. Dynegy is also a strong contributor to the community. That combined commitment will continue with the merged company.

     WILL BOTH COMPANIES HONOR THEIR INDIVIDUAL MULTI-YEAR CONTRIBUTIONS?
     Enron will honor all previous multi-year contribution commitments. We will evaluate future commitments.

     WHAT ARE THE OBLIGATIONS TO BOTH COMPANIES REGARDING VENDOR CONTRACTS? Until the merger is complete, Enron will honor its existing vendor contracts.

     EMPLOYMENT ISSUES

     WILL ENRON (OR DYNEGY) EMPLOYEES BE LAID OFF AS A RESULT OF THE MERGER? The merger will be a long and complex process. Some elimination of positions is almost inevitable in this type of merger, and one of the key tasks will be to identify the optimal structure and resourcing of the merged company.


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     HOW MANY LAY-OFFS WILL THERE BE?
     Prior to the merger, we hope to address any need for employment reductions through attrition and reduced hirings. We cannot rule out involuntary separations, but we have not targeted a specific number at this time.

     Internal Issues

     WHAT WILL HAPPEN TO NON-HOUSTON LOCATIONS?
     Decisions will be made about all locations in the coming weeks.

     WILL MOVES TO THE NEW BUILDING CONTINUE AS PLANNED?
     Yes, at this time.



In connection with the proposed transactions, Dynegy and Enron will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Dynegy and Enron, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Dynegy Inc., 1000 Louisiana, Suite 5800, Houston, TX 77002, Phone: (713) 507-6466, Fax: (713) 767-6652; or
Investor Relations, Enron Corp., 1400 Smith Street, Houston, TX 77002, Phone:
(713) 853-3956, Fax: (713) 646-3002.

In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of Dynegy and Enron shareholders in connection with the proposed transactions, and any description of their direct or indirect interests, by security holdings or otherwise, are available in an SEC filing under Schedule 14A made by each of Dynegy and Enron.



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